# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
### RECORD OF AUTOMATIC WITHDRAWAL FORM

### APP WDG

### Pursuant to Investment Company Act Rule 0-5(f)(2)(ii)

**Applicant Name:**     Innovation Access Fund, et al.

**File Number:**     812-15721

The applicant did not file an amendment within 30 days responsive to the comments the Commission staff provided on the above-referenced application on June 2, 2025.  Pursuant to rule 0-5(f)(2)(ii) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 30-day period.